Exhibit 99.3

March 18, 2026

Net Income Adjusted Profit Before Income Taxes

4 Quarterly Active Clients

5

6

7

11

2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25

2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25

Interest Rate (p.m.)

• • •

Stage 1 Stage 3 Stage 2 + 3 Stage 2

• • •

▪ ▪ ▪ ▪

Thank you


black
epic
PicPay
mastercard

4Q25 & 2025
Earnings Presentation

March 18, 2026

Disclaimer

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "forward-looking statements"). All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in the Company's filings with the SEC. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast," "plan," "predict," "potential," "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions. Forward-looking statements speak only as of the date they were made and the Company cannot guarantee future results, levels of activity, performance or achievements. The Company does not undertake any obligation to update these forward-looking statements in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This presentation includes financial information prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IFRS financial information"). This presentation also includes non-IFRS financial information, which should be considered supplemental to, not a substitute for, or superior to, the financial measure calculated in accordance with IFRS. There are a number of limitations related to the use of these non-IFRS financial measures and their nearest IFRS equivalents. For example, the Company's definitions of non-IFRS financial measures may differ from non-IFRS financial measures used by other companies.

This presentation includes market and industry data and forecasts that the Company has derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, and its internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Although the Company believes that these third-party sources are reliable, it does not guarantee the accuracy or completeness of this information, and the Company has not independently verified this information. The Company's internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which the Company operates and management's understanding of industry conditions. Although the Company believes that such information is reliable, it has not had this information verified by any independent sources. In addition, the information contained in this presentation is as of the date hereof (except where otherwise indicated), and the Company has no obligation to update such information, including in the event that such information becomes inaccurate or if estimates change. Subsequent materials may be provided by or on behalf of the Company in its discretion and such information may supplement, modify or supersede the information in these materials. Neither the Company, nor any of its respective affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss or damage howsoever arising from any use of these materials or their contents or otherwise arising in connection with these materials.

This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM ©or® symbols, but the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Strong Execution Leading to Guidance Beat

	4Q25 Top of the Guidance	4Q25 Actual	Guidance Beat	2025 Top of the Guidance	2025 Actual	Guidance Beat
Total Revenue and Financial Income	R$ 2,883M	R$3,014M	+4.5%	R$10,011M	R$10,278M	+2.7%
Gross Profit	R$990M	R$1,013M	+2.3%	R$3,493M	R$3,559M	+1.9%
Profit (loss) Before Income Taxes	-R$84M	-R$33M	+60.7%	R$232M	R$317M	+36.6%
Net Income	R$712M	R$828M	+16.3%	R$1,009M	R$1,142M	+13.2%
Adjusted Profit Before Income Taxes	R$215M	R$241M	+12.1%	R$531M	R$592M	+11.5%
Adjusted Net Income	R$143M	R$188M	+31.5%	R$440M	R$502M	+14.1%

4Q25 & 2025 Results Highlights

Solid results both in operational and financial metrics

Total Accounts



In million
+11%
60.2
67.0
39.0
42.7
4Q24
4Q25
Quarterly Active Clients

Consolidated TPV



R$ billion
+28%
+31%
123.3
157.5
421.0
550.0
4Q24
4Q25
2024
2025

Wallet & Banking TPV



R$ billion
+27%
+30%
111.6
141.6
382.5
497.0
4Q24
4Q25
2024
2025

Total Cash-in



R$ billion
+27%
+29%
109.9
139.4
374.2
483.4
4Q24
4Q25
2024
2025

Deposits



R$ billion
+44%
20.0
28.7
4Q24
4Q25

Active Insurance Policies



In million
+76%
5.1
9.0
4Q24
4Q25

4Q25 & 2025 Results Highlights

Solid results both in operational and financial metrics

PicPay Card TPV


R$ billion
+42%
12.4
17.6
4Q24
4Q25
+50%
39.2
58.7
2024
2025

Personal Loan Origination


R$ billion
+116%
2.0
4.4
4Q24
4Q25
+67%
6.8
11.4
2024
2025

Total Credit Portfolio


R$ billion
+128%
10.6
24.1
4Q24
4Q25

4Q25 & 2025 Results Highlights

Solid results both in operational and financial metrics



Net Revenues
R$ million
+69%
+85%
1,786
3,014
5,570
10,278
4Q24
4Q25
2024
2025



ARPAC(1)
R$ / active client
+52%
+66%
46.7
71.0
37.9
62.9
4Q24
4Q25
2024
2025



Adjusted Cost to Serve(2)
R$ / active client
+11%
+11%
18.4
20.4
17.3
19.1
4Q24
4Q25
2024
2025



Gross Profit
R$ million
+38%
+29%
732
1,013
2,751
3,559
4Q24
4Q25
2024
2025



Adjusted EBT(3)
R$ million
+284%
+71%
62.8
241.2
346.0
591.7
4Q24
4Q25
2024
2025



Adjusted Net Income(4)
R$ million
+136%
+99%
80
188
252
502
4Q24
4Q25
2024
2025

Note: (1) ARPAC means average revenue per active client; (2) We define the average cost to serve per quarterly active client as the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses, and administrative expenses divided by the average number of quarterly active clients during the period. (3) EBT for the 4Q25 and 2025 was adjusted by the recognition of non-cash expenses related to one-time initial expenses of the share-based long-term incentive plan and the recognition of expenses related to the establishment of provisions for contingencies (expenses related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated and expenses related to Contribution for Intervention in the Economic Domain ("CIDE") dispute for which our assessment of the expected outcome has been updated.). (4) Net income for the 4Q25 and 2025 was adjusted by the aforementioned non-recurring effects and by the recognition of previously unrecognized deferred tax assets based on expectations that PicPay Payment Institution will generate sufficient taxable profit in the future against which the asset can be realized.

Solid track record of scale, profitability, and diversification

Total Revenues and Financial Income & Profit for the Period (R$ MM)


Quarterly Active Clients
34.6M
39.0M
42.7M
8.5%
19.0%
24.4%
937
28%
68%
2%
1%
1,786
12%
44%
11%
34%
3,014
16%
32%
19%
33%
4Q23
4Q24
4Q25
Quarterly Annualized ROE
Float
Fees, commissions, and other services
Secured credit products
Unsecured credit products
Adj. Net Income (R$ MM)
25M
80M
188M

Product Velocity - Affluent Consumers

epic PicPay

Domestic Transactions

1.3% cashback

Higher-Yield Investments

International Transactions

4.0% cashback

3 Installments with 0% Interest

10 GB of free roaming data

Embedded Premium services

- Amazon Prime + Prime Video
- Telemedicine appointments
- Home Assistance
- Toll Tag

Global Account

Multi-currency balance
(US Dollar+ Euro)

Global debit card

4% annual yield

0% FX spread



Saldo em dólar
USD 35,84
Pro dia a dia
Cartões
VISA
Digite quanto quer adicionar
R$ 500,00
USD 91,50
Continuar

Product Velocity - Small and Medium Business

Long Tail: Further Integration with the Consumer Banking

Easier onboarding
Q4: 60K new business acounts/month

Payment Links

One click integration
Consumer account ←→ SMB Account


PicPay

SMBs

Tap on phone

Working Capital

Supply Chain Finance





Product Velocity - Audiences & Ecosystem

End-to end Marketplace



PicPay Shop
Shopping
Delivery
Viagens
Sorteios
Ingressos
24x
10% OFF
Ofertas 24 X sem juros
Delivery de comida
Cupons
Pote da Sorte
Ofertas do dia
Combo 2x Creatina
Apple iPhone 16

+300 Retailers

Food-delivery



O que você precisa
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Batata por
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Travel Hub



9:30
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Flights
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Search flights
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Product Velocity - Open Platform Approach

Account Aggregator


10:04
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Caixa
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Conta
Ver extrato
Saldo em conta
R$ 32.337,52
Rendendo 102% do CDI
Trazer saldo
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Pro dia a dia
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Pagamentos
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Cofrinhos
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Cards Aggregator


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Mercado Pago
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Fatura aberta
R$ 134.967,79 →
Fecha em 30 de março
Pagar antecipado
Cashback guardado R$ 26.619,81
102% CDI
Você ainda pode gastar
R$ 115.980
Limite consumido
R$ 273.719
Limite atual
R$ 389.699
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Investment Aggregator


10:07
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Investimentos e Cofrinhos
Total investido
R$ 3.210.869,66
Rendeu nos últimos 12m: R$ 504.508,61
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Saldo para investir R$ 32.337,52
Invista e libere oferta exclusiva
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Significant room to increase credit market share and share of wallet, boosted by private payroll loans, credit cards, and contextual offers

Share of Wallet from Credit Products – 4Q25 (%)


100%
60%
40%
94%
6%
Potential of Credit Expansion within PicPay's customer base
Individuals with credit lines in Brazil
Customers from other institutions
PicPay Customer Base
No credit penetration yet
PicPay's credit share of wallet

Market Share(1) – 4Q25 (%)


4Q24
4Q25
0.00%
3.76%
0.93%
1.78%
1.06%
1.29%
0.67%
0.98%
Private Payroll1
Personal Loan Portfolio2
Cards TPV3
Credit Cards Portfolio1

Note: (1) Market data from the Central Bank of Brazil, as of December 2025 and December 2024. (2) Market data from the Central Bank of Brazil, as of December 2025 and December 2024, excluding internal FGTS market estimates. (3) Total card TPV in 4Q25 and 4Q24. Market data from ABECS.

Accelerated and Balanced Growth mainly on Payroll Loans and Mature Credit Cards Cohorts. Shifting from FGTS to Private Payroll Loan as the Main Growth Engine

Consumer Credit Portfolio Evolution
R$ Bn



18.2
3Q25
+0.3
6%
FGTS
+0.9
20%
Public Payroll Loans
+1.4
33%
Private Payroll Loans
+1.1
25%
Mature Cards (12+ mo)
+0.5
12%
New Cards (< 12mo)
+0.1
3%
Unsecured Personal Loans
22.5
4Q25
+R$ 4.3 Bn
+ 24% QoQ
Less risk
More risk
85% on lower risk loans and mature credit card clients

Growth Shift in Personal Loans



% YoY
% QoQ
FGTS
69%
5%
Public Payroll Loans
137%
58%
Private Payroll Loans
new
99%
Unsecured Personal Loans
57%
5%

	NIMAL[1] Base-100	Over 90 Base-100
FGTS	100	n.a.
Public Payroll Loans	41	20
Private Payroll Loans	170[2]	100[2]
Unsecured Personal Loans	135	215

Notes: (1) NIMAL (Net Interest Margin Adjusted for Losses): Net interest income after credit losses as a percentage of average loan portfolio. (2) Projected.

Accelerated Growth with Improving Spread-to-Delinquency Dynamics in both Loans and Cards



Total Loans Origination
R$ MM; (Base-100)
100
114
94
89
81
97
76
83
73
100
108
80
64
4,386
540
3,846
(88%)
2,677
639
2,039
2,297
646
1,651
1,627
552
1,075
1,866
898
968
2,028
911
1,117
2,034
827
1,207
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
Unsecured
Secured
Monthly Spread(1)
%Over 30 MOB3(2)



Unsecured Loans Origination
R$ MM; (Base-100)
100
100
86
79
75
74
72
72
80
74
85
73
92
552
898
911
827
639
646
540
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
Unsecured
Monthly Spread(1)
%Over 30 MOB3(2)

Notes: (1) Monthly Spread: Interest rate net of funding cost. (2) Over30 MOB3: Cohort balance 30+ days past due at 3 months on book.

Accelerated Growth with Improving Spread-to-Delinquency Dynamics in both Loans and Cards



Total Unsecured Credit Card Portfolio(1)
Credit Portfolio (Base 100)
100
103
117
119
114
118
122
100
103
112
110
112
118
122
235
201
187
171
144
119
100
7%
12%
18%
22%
24%
25%
25%
93%
88%
82%
78%
76%
75%
75%
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
Progressive Limits
Standard
Spread(2)
First Roll Rate(3)



Standard Credit Card Portfolio(1)
Credit Portfolio (Base 100)
100
96
100
98
99
101
105
100
90
95
97
93
94
96
100
113
127
144
153
162
189
2Q24
3Q24
4Q24
1Q25
2Q25
3Q25
4Q25
Standard
Spread(2)
First Roll Rate(3)

Notes: (1) Considers the sum of Cards Standard + Progressive Limits + Upgrade. Cards Standard is the standard credit card offered to the customer with a limit and conditions aligned with their income, risk profile, and credit history. Progressive Limits is the entry-level cards aimed at new customers with limited credit history or higher perceived risk. Upgraded reflects customers who have evolved in their relationship with PicPay by building good credit behavior throughout the gamification process and then moved to the "Standard" category. (2) Spread: Interest rate net of funding cost. (3) First Roll Rate: outstanding rolling from current to +1 days past due monthly.

Private Payroll Loan cohort metrics are trending strongly. We are confident in the product's fundamentals and committed to scaling it responsibly

	Cohorts 2Q25	Cohorts 4Q25
Origination	→	+40% qoq
Interest Rate (p.m.)	4.5%	4.3%
Avg Term	→	2x higher
FPD%[(1)]	Low double digit	High single digit
Turnover 90d[(2)]	→	Reduction of 30%
Additional Collateral[(3)]	Potential Upside	

Notes: (1) FPD30%: Share of loans with first payment default after 30+ days. Measures origination quality. (2) Customers who lost their employment 90 days after taking out the loan. (3) Pedged guarantee backing the loan, such as the FGTS balance and/or severance pay.

Consolidated Financial Highlights


PicPay
PicPay

Increasing Profitability Driven by Fast Revenue Growth and Scale Gains

Total Revenue and Financial Income & Adj. Operating Expenses(1)(2)
R$ MM; %



+69%
Growth
1,786
2,064
2,469
2,731
3,014
+15%
Growth
669
683
739
773
772
4Q24
1Q25
2Q25
3Q25
4Q25
Net revenue and financial income
Adj. Operating Expenses

Adj. Efficiency Ratio(2)(3) & Adj. Quarterly Annualized ROE(4)(5) Evolution
%



60.2%
61.5%
56.2%
53.8%
49.9%
19.0%
17.7%
20.3%
15.5%
24.4%
4Q24
1Q25
2Q25
3Q25
4Q25
Adj. Quarterly Annualized ROE
Adj. Efficiency Ratio

Notes: (1) Expenses are the sum of technology expenses, marketing expenses, personnel expenses, administrative expenses, depreciation and amortization expenses, and other expenses (income) for the period. (2) Adjusted by the recognition of non-cash expenses related to one-time initial expenses of the share-based long-term incentive plan and the recognition of expenses related to the establishment of provisions for contingencies (expenses related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated and expenses related to Contribution for Intervention in the Economic Domain ("CIDE") dispute for which our assessment of the expected outcome has been updated.) (3) The Efficiency Ratio considers the sum of transactional expenses, technology expenses, marketing expenses, personnel expenses, administrative expenses, and other expenses divided by total revenue and financial income minus interest and other financial expenses, and other income. (4) Adjusted by the aforementioned non-recurring effects plus the recognition of previously unrecognized deferred tax assets based on expectations that PicPay Payment Institution will generate sufficient taxable profit in the future against which the asset can be realized. (5) Quarterly Annualized ROE is calculated as the net income for the quarter multiplied by 4 and then divided by the average equity for the period.

Financial Margin Expansion with NIM Reaching 19.9%



Net Interest Income (NII)(1) & Net Interest Income Margin (NIM)(2)
R$ MM & %
20.3%
19.9%
21.9%
19.5%
19.9%
+72%
+12%
834
968
1,212
1,277
1,431
4Q24
1Q25
2Q25
3Q25
4Q25
NIM
NII



Margin from Credit products(3)
R$ MM
+69%
+18%
876
986
1,153
1,258
1,483
4Q24
1Q25
2Q25
3Q25
4Q25



Margin from Credit Products After Losses(4) R$ MM
+74%
+9%
392
506
539
626
682
4Q24
1Q25
2Q25
3Q25
4Q25

Notes: (1) NII is calculated as financial income less interest and other financial expenses. (2) NIM is calculated as NII multiplied by 4 and then divided by the average of the following balance sheet metrics: (i) cash and cash equivalents; (ii) financial assets at fair value through profit or loss; (iii) financial assets at fair value through other comprehensive income, or OCI; (iv) interest-earning portfolio; (v) other receivables; and (vi) other financial assets at amortized cost. (3) We calculate margin from credit products as the sum of total net revenue from transaction activities and other services and financial income from our credit operations (cards and loans) minus cost of funding from these products. (4) We calculate margin from credit products after losses as margin from credit products minus credit loss allowance expenses.

Strong Credit Growth Increasingly Focused on Secured Products

Total Credit Portfolio
R$ MM



+128%
+29%
10,571
12,986
16,084
18,662
24,068
43%
57%
42%
58%
45%
55%
44%
56%
51%
49%
4Q24
1Q25
2Q25
3Q25
4Q25
+5,406
Portfolio growth driven by secured products
5,406
69%
31%
4Q25
Secured
Unsecured
Private Payroll Loan
Public Payroll Loan
FGTS Prepayment
Secured Cards
Credit Card
Personal Loan
Buy Now Pay Later
Secured
Unsecured

Evolution of Stage 2 and 3 Formation

Stage 2 Formation[(1)]


6.9%
6.8%
6.2%
5.5%
1Q25
2Q25
3Q25
4Q25

- Stage 2 formation has been declining due to lower S2 formation in both secured and unsecured portfolios as well as the shift in mix towards secured

Stage 3 Formation[(2)]


2.9%
3.1%
3.8%
7.1%
4.3%
3.7% – 4.0%
1Q25
2Q25
3Q25
4Q25
1Q26

- In our annual Expected Credit Losses methodology review, we refined the criteria for Stage 3 classification, which had a one-time impact of 2.8p.p in S3 formation in 4Q25 (7.1% vs. 4.3% with no change in criteria), with an impact on ECL of R$88MM
- We expect S3 formation to be 3.7-4.0% in 1Q26

Notes: (1) Stage 2 Formation represents the net inflow of Stage 2 exposures during the period. The indicator is calculated by the variation in the Stage 2 balance compared to the previous period, adjusted for operations that migrated from Stage 2 to Stage 3, divided by the total balance of operations in Stage 1 and Stage 2 at the beginning of the period.. (2) The stage 3 formation rate is calculated considering the stage 3 balance in the end of each period *minus* the stage 3 balance in the immediately previous period *plus* write-off migration and reversal due to liquidation.

Portfolio Classification by Stages and Coverage

Total Credit Portfolio
R$ MM



+29%
18,662
24,068
Stage 1
Stage 2
Stage 3
80%
12%
9%
81%
7%
12%
3Q25
4Q25

Revision of S3 criteria resulted in reclassification of credits from stage 2 to 3 while maintaining strong coverage of S2+3

Coverage by Stage
%



Stage 1
1.2%
1.0%
1.5%
1.1%
1.4%
Stage 2
32.1%
40.1%
39.2%
40.5%
38.8%
Stage 3
83.2%
83.8%
84.1%
83.5%
76.4%
Stage 2 + 3
51.0%
56.8%
56.6%
59.1%
62.0%
4Q24
1Q25
2Q25
3Q25
4Q25

Performance in line with Loss Absorption guidelines and Stable Cost of Credit

Loss Absorption Ratio[1]
%


55.2%
48.7%
53.3%
50.2%
54.0%
4Q24
1Q25
2Q25
3Q25
4Q25

- At the portfolio level, loss absorption has been running within its expected range, which is slightly above 50% because of the Small Limits strategy

Quarterly Cost of Risk[2]
%


5.1%
4.1%
4.2%
3.6%
3.7%
4Q24
1Q25
2Q25
3Q25
4Q25

- Cost of credit has remained stable and is expected to be approximately flat in 1Q26
- For the remainder of 2026, we expect quarterly cost of credit to be around 3.5-4%

Note: (1) Represents all the expected losses over all the lifetime credit-related revenues of a given credit concession. (2) Quarterly cost of risk is calculated as the credit loss allowance expenses in the quarter divided by the average total credit portfolio at the beginning and end of the period for each quarter presented

Increasing Deposits and Stable Cost of Funding

Deposits and Cost of Funding
(R$ Bn & % of CDI)



94.1%
95.7%
96.4%
94.2%
93.6%
+44%
+8%
20.0
21.1
23.9
26.7
28.7
4Q24
1Q25
2Q25
3Q25
4Q25
Cost of Funding
Deposits

Multiple sources of Funding and Deposits Growth...

- Digital On platform
- Third-party platforms
- FIDCs
- Financial Letter of Credit (LC)

... and actively seeking other efficient sources of funding in the market

Stronger capital base, boosted by IPO Proceeds


Capital Ratio
(% of RWA)
Total Capital Ratio
Tier 2
CET1
11.7%
11.7%
2.5%
9.3%
16.0%
2.1%
13.9%
3Q25
4Q25
1Q26 E

PicPay

2026 Guidelines


PicPay

1Q26 Guidance

	Expectation
Total Credit Portfolio	~R$ 26.5M
Cost of Risk	~3.7%
Total Revenue and Financial Income	~R$ 3,150M
Net Interest Margin	~R$ 1,650M
Gross Profit	~R$ 1,090M
Adjusted EBT	~R$ 235M
EBT	~R$ 215M
Net Income	~R$ 140M
Adjusted Net Income	~R$ 155M

2026 **Key Priorities**

- Revenue growth and **margin expansion**
- Increase PicPay's clients **Share of Wallet of credit products**
- Boost product **Cross Sell**
- Scale **SMB and Audiences and Ecosystem Businesses**
- Focus in **Brazil**

PicPay

Non-IFRS Measures Reconciliation



Q&A


PicPay

Adjusted Gross Profit Reconciliation

	4Q25	4Q24	2025FY[1]	2024FY
	(in R$ M)		*(in R$ M)*	
Total revenue and financial income	3,014.1	1,786.3	10,277.8	5,570.1
Transaction expenses	(213.0)	(137.6)	(691.2)	(493.7)
Interest and other financial expenses	(987.4)	(433.3)	(3,499.4)	(1,438.7)
Credit loss allowance expenses	(800,3)	(483,5)	(2,528.5)	(887,0)
Adjusted Gross Profit	**1,013.4**	**731.9**	**3,558.7**	**2,750.8**

Adjusted Profit Before Income Taxes Reconciliation[1]

	4Q25	4Q24	2025FY[2]	2024FY
	(in R$ M)		*(in R$ M)*	
Profit before income taxes	**(33.2)**	**62.8**	**317.3**	**346.0**
Adjustments:				
Expenses related to share-based long-term incentive plan[2]	210.1	-	210.1	-
Expenses related to provision for contingencies[3]	64.3	-	64.3	-
Adjusted Profit Before Income Taxes	**241.2**	**62.8**	**591.7**	**346.0**

Notes:

(1) We calculate Adjusted Profit Before Income Taxes as our Profit Before Income Taxes, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as: (i) initial recognition of share-based long-term incentive plan expenses; and (ii) expenses related to one-time provisions for contingencies.

(2) Refers to the recognition of non-cash expenses in the amount of R$210.1 million related to one-time initial expenses of the share-based long-term incentive plan as a result of the IPO.

(3) Refers to the recognition of expenses related to the establishment of provisions for the following contingencies: (i) expenses in the amount of R$34.1 million related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated; and (ii) expenses in the amount of R$30.2 million related to Contribution for Intervention in the Economic Domain ("CIDE") dispute for which our assessment of the expected outcome has been updated. CIDE is a Brazilian federal levy designed to fund government initiatives that regulate, promote, or develop specific sectors of the economy.

Adjusted Profit Reconciliation[1]

	4Q25	4Q24	2025FY[2]	2024FY
	(in R$ M)		*(in R$ M)*	
Profit for the period	**827.8**	**79.8**	**1,141.6**	**251.8**
Adjustments:				
Expenses related to share-based long-term incentive plan[2]	210.1	-	210.1	-
Expenses related to provision for contingencies[3]	64.3	-	64.3	-
Recognition of deferred tax assets[4]	(889.9)	-	(889.9)	-
Adjusted Profit	**188.2**	**79.8**	**502.0**	**251.8**

Notes:

(1) We calculate Adjusted Profit as our profit for the period/year, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as (i) initial recognition of share-based long-term incentive plan expenses; (ii) expenses related to one-time provisions for contingencies; and (iii) initial recognition of certain tax assets.

(2) Refers to the recognition of non-cash expenses in the amount of R$210.1 million related to one-time initial expenses of the share-based long-term incentive plan as a result of the IPO.

(3) Refers to the recognition of expenses related to the establishment of provisions for the following contingencies: (i) expenses in the amount of R$34.1 million related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated; and (ii) expenses in the amount of R$30.2 million related to Contribution for Intervention in the Economic Domain ("CIDE") dispute for which our assessment of the expected outcome has been updated. CIDE is a Brazilian federal levy designed to fund government initiatives that regulate, promote, or develop specific sectors of the economy.

(4) Refers to the recognition of previously unrecognized estimated deferred tax assets in the amount of R$889.9 million based on expectations that PicPay Payment Institution will generate sufficient taxable profit in the future against which the asset can be realized.

PicPay

Glossary



Glossary

• **Adjusted Efficiency Ratio:** Efficiency Ratio considers the sum of transactional expenses, technology expenses, marketing expenses, personnel expenses, administrative expenses, and other expenses divided by total revenue and financial income minus interest and other financial expenses, and other income. Adjusted by the aforementioned non-recurring effects plus the recognition of previously unrecognized deferred tax assets based on expectations that PicPay Payment Institution will generate sufficient taxable profit in the future against which the asset can be realized.

• **Adjusted Gross Profit:** We calculate Adjusted Gross Profit as our Profit before income taxes, adjusted to exclude the following items of income and expense which are not variable expenses that fluctuate with payment and lending volume levels and with the sale of our products and services: (i) technology expenses; (ii) marketing expenses; (iii) personnel expenses; (iv) administrative expenses; (v) depreciation and amortization; (vi) other expenses; and (vii) other income.

• **Adjusted Net Income:** We calculate Adjusted Net Income as our profit for the period/year, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as: (i) initial recognition of share-based long-term incentive plan expenses; (ii) expenses related to one-time provision for contingencies; and (iii) initial recognition of certain tax assets.

• **Adjusted Operating Expenses:** Expenses are the sum of technology expenses, marketing expenses, personnel expenses, administrative expenses, depreciation and amortization expenses, and other expenses (income) for the period. Adjusted by the recognition of non-cash expenses related to one-time initial expenses of the share-based long-term incentive plan and the recognition of expenses related to the establishment of provisions for contingencies (expenses related to labor taxes payable on bonuses awarded for employee performance in 2023 and 2024 for which our assessment of the expected outcome has been updated and expenses related to Contribution for Intervention in the Economic Domain (“CIDE”) dispute for which our assessment of the expected outcome has been updated.)

• **Adjusted Profit Before Income Taxes (Adjusted EBT):** We calculate Adjusted Profit Before Income Taxes as our profit before income taxes, adjusted to include or exclude certain non-recurring and/or non-cash items of income and expense, such as: (i) initial recognition of share-based long-term incentive plan expenses; and (ii) expenses related to one-time provision for contingencies.

• **Collateral:** Pledged guarantee backing the loan, such as the FGTS balance and/or severance pay.

• **Consolidated TPV:** We define total payment volume, or “TPV,” as the aggregate amount of payments, outbound transfers (sending money) and cash-out, net of reversals, successfully completed on our platform. TPV represents the total amount of payments that pass through our ecosystem, and we generate revenue from certain payment transactions as a percentage of TPV.

• **Cost of Funding (% do CDI):** The cost of funding is mainly related to the interest expenses paid to customers who deposit funds in CDB, which are used to lend money to other customers in the form of loans. CDI is the brazilian interbank deposit rate.

• **Deposits:** We define deposits as the balance of the payment account, CDBs below and above 30 days of maturity, fixed-term CDBs offered by our PicPay Invest platform, and piggy banks (cofrinhos) held by consumers on our platform. Additionally, deposits also include CDBs distributed through third-party platforms.

• **First Roll Rate:** outstanding rolling from current to +1 days past due monthly.

• **FPD30%:** Share of loans with first payment default after 30+ days. Measures origination quality.

• **Margin from credit products:** We calculate margin from credit products as the sum of total net revenue from transaction activities and other services and financial income from our credit operations (cards and loans) minus cost of funding from these products.

Glossary

- **Margin from credit products after losses:** We calculate margin from credit products after losses as margin from credit products minus credit loss allowance expenses.

- **Monthly Spread:** Interest rate net of funding cost.

- **Net Interest Income (NII):** We calculate Net Interest Income (NII) as financial income less interest and other financial expenses.

- **Net Interest Margin (NIM):** NIM is calculated as NII multiplied by 4 and then divided by the average of the following balance sheet metrics: (i) cash and cash equivalents; (ii) financial assets at fair value through profit or loss; (iii) financial assets at fair value through other comprehensive income, or OCI; (iv) interest-earning portfolio; (v) other receivables; and (vi) other financial assets at amortized cost.

- **NIMAL (Net Interest Margin Adjusted for Losses):** Net interest income after credit losses as a percentage of average loan portfolio

- **Over30 MOB3:** Cohort balance 30+ days past due at 3 months on book.

- **PicPay Card TPV:** means the total payment volume generated from transactions made with our PicPay Card.

- **Progressive Limits Credit Card:** Entry-level cards aimed at new customers with limited credit history or higher perceived risk.

- **Quarterly Active Clients:** means a consumer who has opened our app at least once and/or made a financial transaction and/or generated revenues during the preceding three-month period. Accounts that were voluntarily closed during the preceding three-month period are included in the calculation of total active consumers.

- **Quarterly Annualized ROE:** is calculated as the net income for the quarter multiplied by 4 and then divided by the average equity for the period.

- **Quarterly Average Cost to Serve per Quarterly Active Client (CTS):** We define quarterly average cost to serve per quarterly active client, or "CTS," as the sum of transaction expenses, technology expenses, marketing expenses (excluding customer acquisition expenses), personnel expenses and administrative expenses during the applicable three-month period divided by the average number of quarterly active clients during the applicable three-month period. The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period.

- **Quarterly Average Revenue per Quarterly Active Client (ARPAC):** We define quarterly average revenue per quarterly active client, or "ARPAC," as the total quarterly revenue and financial income of consumers divided by the average number of quarterly active clients during this period. The average number of quarterly active clients is defined as the average of the number of quarterly active clients on the end date of the immediately prior three-month period and the number of quarterly active clients on the end date of the current three-month period.

- **Spread:** Interest rate net of funding cost.

- **Stage 2 Formation:** Stage 2 Formation represents the net inflow of Stage 2 exposures during the period. The indicator is calculated by the variation in the Stage 2 balance compared to the previous period, adjusted for operations that migrated from Stage 2 to Stage 3, divided by the total balance of operations in Stage 1 and Stage 2 at the beginning of the period.

- **Stage 3 Formation:** The stage 3 formation rate is calculated considering the stage 3 balance in the end of each period minus the stage 3 balance in the immediately previous period plus write-off migration and reversal due to liquidation.

- **Standard Credit Card:** It is the standard credit card offered to the customer with a limit and conditions aligned with their income, risk profile, and credit history.

Glossary

- **Total Accounts:** We define total accounts as the number of PicPay accounts opened by individuals, excluding accounts that have been charged-off, blocked or voluntarily closed by our consumers. Our management uses total accounts data to measure the growth of our brand and to evaluate our market positioning as a financial institution among our main competitors.

- **Total Cash-in:** We define total cash-in as total cash inflows into our digital wallet. To "cash in" means to add funds to the balance of a digital wallet account from outside our platform via transfers from other financial institutions (wire transfers), including via the Brazilian Central Bank's instant payment system (Pix), via boleto (bank slip), through the receipt of funds via P2P payments, payroll portability, contracting loans or pulling funds from other banks in app through Open Finance (PicPay operating as a payment initiator).

- **Total Credit Portfolio:** We define Total Credit Portfolio as the outstanding end-of-period balance of our credit product receivables, including secured and unsecured consumer loans (such as FGTS loans, payroll loans, and personal loans), and secured and unsecured credit cards (gross of credit loss allowance).

- **Turnover 90d:** Customers who lost their employment 90 days after taking out the loan.

- **Upgrade Credit Card:** Customers who have evolved in their relationship with PicPay by building good credit behavior throughout the gamification process and then moved to the "Standard" category.

- **Wallet & Banking TPV:** means the total payment volume generated from our wallet and banking product (P2P, cash-out Pix, bill payment, money withdrawal, wire transfers and international remittance & exchange).


PicPay
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